FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer

Date: July 30, 2008

Index

Item	Description of Item

1.	Summary of Minutes of the 435th Meeting of the Board of Directors, Companhia Energética de Minas Gerais, June 26, 2008

2.	Summary of Minutes of the 72nd Meeting of the Board of Directors, Cemig Distribuição S.A., June 26, 2008

3.	Summary of Minutes of the 70th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., June 26, 2008

4.	Summary of Minutes of the 436th Meeting of the Board of Directors, Companhia Energética de Minas Gerais, July 3, 2008

5.	Summary of Minutes of the 71st Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 3, 2008

6.	Market Announcement, Companhia Energética de Minas Gerais, July 4, 2008

7.	Summary of Minutes of the 437th Meeting of the Board of Directors, Companhia Energética de Minas Gerais, July 18, 2008

8.	Summary of Minutes of the 73rd Meeting of the Board of Directors, Cemig Distribuição S.A., July 18, 2008

9.	Summary of Minutes of the 72nd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 18, 2008

10.	Summary of Minutes of the 60th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., December 19, 2007

11.	Summary of Minutes of the 63rd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., February 14, 2008

12.	Summary of Minutes of the 430th Meeting of the Board of Directors, Companhia Energética de Minas Gerais, April 24, 2008

13.	Summary of Minutes of the 68th Meeting of the Board of Directors, Cemig Distribuição S.A., April 24, 2008

14.	Summary of Minutes of the 431st Meeting of the Board of Directors, Companhia Energética de Minas Gerais, May 8, 2008

15.	Summary of Minutes of the 432nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais, May 13, 2008

16.	Summary of Minutes of the 433rd Meeting of the Board of Directors, Companhia Energética de Minas Gerais, May 15, 2008

1.                                                                                       Summary of Minutes of the 435th Meeting of the Board of Directors, Companhia Energética de Minas Gerais, June 26, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
Listed company
CNPJ N° 17.155.730/0001-64
NIRE 31300040127

SUMMARY OF MINUTES OF THE 435th MEETING OF THE BOARD OF DIRECTORS

At its meeting held on June 26, 2008, the Board of Directors of Companhia Energética de Minas Gerais approved the following matters:

1.               Signing of the third amendment to the Debt Assumption Undertaking signed as a private instrument of agreement on reserves to be amortized between Cemig, Cemig D, Cemig GT and Forluz.

2.               Signing of the fifth amendment to the Debt Assumption Undertaking signed as a private instrument of agreement on reserves to be amortized between Cemig, Cemig D, Cemig GT and Forluz.

3.               Contracting of corporate digital cellular telephony services.

4.               Signing of a technical-scientific cooperation working agreement with Cemig Distribuição S.A. and Axxiom Soluções Tecnológicas S.A.

5.               Orientation of votes in extraordinary General Meetings of Stockholders of Axxiom Soluções Tecnológicas S.A.

6.               Increase of capital and orientation of vote in the ordinary and extraordinary General Meetings of Stockholders of Central Hidrelétrica Pai Joaquim S.A.

7.               Increase of capital and orientation of vote in the Extraordinary General Meeting of Stockholders of Empresa Efficientia S.A.

8.               Signing of a memorandum of agreement with Light S.A.

9.               Signing of the first amendment to the concession contract for provision of public electricity transmission service.

Av.Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, MG, Brazil. Tel.: +55-31 3506-5024. Fax: +55-31 3506-5025

2.                                                                                       Summary of Minutes of the 72nd Meeting of the Board of Directors, Cemig Distribuição S.A., June 26, 2008

CEMIG DISTRIBUIÇÃO S.A

Listed company

CNPJ N° 06.981.180/0001-16

Summary of principal decisions

At its 72nd meeting, held on June 26, 2008, the Board of Directors of Cemig Distribuição S.A. approved the following:

1.               Annual Social-Environmental Report of the Electricity Companies.

2.          Signing of a contract for financing and grant of subsidy with Eletrobrás.

3.               Signing of a contract for use of the distribution system – temporary access – with Usina Termelétrica Barreiro S.A.

4.               Signing of a contract for use of the distribution system and contract for connection to the distribution system with Usina Termelétrica Barreiro S.A.

5.               Signing of contracts for connection to and use of the distribution system with Horizontes Energia S.A.

6.               Contracting of services for printing of electricity bills and other documents.

7.               Contracting of conservation, cleaning and other services.

8.               Signing of the third amendment to the Debt Assumption Undertaking signed as a private instrument of agreement on reserves to be amortized between Cemig, Cemig D, Cemig GT and Forluz.

9.               Signing of the fifth amendment to the Debt Assumption Undertaking signed as a private instrument of agreement on reserves to be amortized between Cemig, Cemig D, Cemig GT and Forluz.

10.         Contracting of corporate digital cellular telephony services.

11.         Signing of a technical-scientific co-operation working agreement with Companhia Energética de Minas Gerais and Axxiom Soluções Tecnológicos S.A.

12.         Signing of technical and financial cooperation working agreement with Codemig (Minas Gerais State Development Company – Companhia de Desenvolvimento do Estado de Minas Gerais).

Cemig General Secretariat – SG

13.         Signing of a technical and financial cooperation working agreement with the Minas Gerais State Public Works Department (Setop/MG) and the Minas Gerais State Highways Department (DER/Minas Gerais).

14.         Signing of a contract for development of low platform and mainframe services.

15.         Project for maintenance of the measurement system in 2008.

16.         Project for connection of the PCHs of the Guanhães Special Purpose Company to the distribution system.

17.         Project for integration of the Pirapora 2 substation into the distribution system.

18.         Project for strengthening of sub-transmission for the region of Sete Lagoas in Minas Gerais State.

3.                                                                                       Summary of Minutes of the 70th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., June 26, 2008

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 70th meeting, held on June 26, 2008, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following:

1.               Contracting of financing to carry out feasibility studies for areas of hydroelectric potential.

2.               Sign of a co-operation working agreement with Fadetec and Horizontes Energia S.A.

3.               Transaction for operational leasing of an aircraft.

4.               Contracting of corporate digital cellular telephony services.

5.               Signing of the third amendment to the Debt Assumption Undertaking signed as a private instrument of agreement on reserves to be amortized between Cemig, Cemig D, Cemig GT and Forluz.

6.               Signing of the fifth amendment to the Debt Assumption Undertaking signed as a private instrument of agreement on reserves to be amortized between Cemig, Cemig D, Cemig GT and Forluz.

7.               Signing of the first amendment to a concession contract for provision of public electricity transmission service.

8.               The signing of the first Amendment to a contract to grant non-remunerated use of real estate properties with the Minas Gerais State Forestry Institute (IEF).

9.               Signing of a contract for development of low platform and mainframe services.

10.         Pipoca Small Hydro Plant.

II - Presentation:

• Occupational safety

4.                                                                                       Summary of Minutes of the 436th Meeting of the Board of Directors, Companhia Energética de Minas Gerais, July 3, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company

CNPJ N° 17.155.730/0001-64 – NIRE 31300040127

SUMMARY OF MINUTES OF THE
436TH MEETING OF THE BOARD OF DIRECTORS

At its meeting held on July 3, 2008, the Board of Directors of Companhia Energética de Minas Gerais approved:

Contracts for constitution of consortia, for:

•                  the Itaocara Hydroelectric Plant;

•                  the Paracambi Small Hydro Plant; and

•                  the Lajes hydroelectric complex.

Av.Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, MG, Brazil. Tel.: +55-31 3506-5024. Fax: +55-31 3506-5025

5.                                       Summary of Minutes of the 71st Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 3, 2008

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58

Board meeting of July 3, 2008:
Summary of principal decisions

At its 71st meeting, held on July 3, 2008, the Board of Directors of Cemig Geração e Transmissão S.A. approved:

Contracts for constitution of consortia, for:

•                       the Itaocara Hydroelectric Plant;

•                       the Paracambi Small Hydro Plant; and

•                       the Lajes hydroelectric complex.

Av.Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, MG, Brazil. Tel.: +55-31 3506-5024. Fax: +55-31 3506-5025

6.                                       Market Announcement, Companhia Energética de Minas Gerais, July 4, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY
CNPJ N° 17.155.730/0001-64

MARKET ANNOUNCEMENT

Cemig and Light: Business Plans for joint electricity generation projects

Cemig (Companhia Energética de Minas Gerais), a listed company holding public service concessions, with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with its commitment to best corporate governance practices and Article 12 of CVM Instruction 358 of 3 January 3, 2002, hereby informs the public that it has signed a Memorandum of Agreement (“the Memorandum”) with Light S.A. (“Light”), under which, among other provisions, the parties will aim to produce joint business plans for development and implementation of electricity generation projects. Among other provisions, under the Memorandum the parties will sign specific agreements for each of the generation projects that they implement. Cemig will hold 49%, directly or through its subsidiaries, in each of these consortia, and Light, directly or through its subsidiaries, will hold 51%. The Memorandum does not create any exclusive obligation between the parties.

Through its wholly-owned subsidiary Cemig Geração e Transmissão S.A., Cemig has formalized three Consortium Contracts with Light – through Light’s subsidiaries Lightger Ltda., Itaocara Energia Ltda. and Light Energia S.A. – to operate hydroelectric projects in the regions of Paracambi, Itaocara and Lajes, respectively.

All the above-mentioned private contracts have suspensive conditions – under which they take effect only when all the required authorizations and permissions have been obtained from the Brazilian electricity regulator, Aneel.

Cemig has advised Light of its intention to participate, jointly, in future generation opportunities with total potential installed capacity of up to 300MW.

Belo Horizonte, July 4, 2008

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

Av.Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, MG, Brazil. Tel.: +55-31 3506-5024. Fax: +55-31 3506-5025

7.                                       Summary of Minutes of the 437th Meeting of the Board of Directors, Companhia Energética de Minas Gerais, July 18, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
Listed company
CNPJ N° 17.155.730/0001-64
NIRE 31300040127

SUMMARY OF MINUTES OF THE 437th MEETING OF
THE BOARD OF DIRECTORS

At its meeting held on July 18, 2008, the Board of Directors of Companhia Energética de Minas Gerais approved the following matters:

1.               Revision of the Annual Budget for 2008.

2.               The consolidated ratio Net debt / (Net debt + Stockholders’ equity) to be limited to fifty per cent for the 2008 business year.

3.               Submission of a proposal to the stockholders to set, for the business year of 2008, the limit for the consolidated amount of funds to be allocated for capital investment and/or acquisition of any assets.

Av.Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, MG, Brazil. Tel.: +55-31 3506-5024. Fax: +55-31 3506-5025

8.                                       Summary of Minutes of the 73rd Meeting of the Board of Directors, Cemig Distribuição S.A., July 18, 2008

CEMIG DISTRIBUIÇÃO S.A

Listed company

CNPJ N° 06.981.180/0001-16

Summary of principal decisions

At its 73rd meeting, held on July 18, 2008, the Board of Directors of Cemig Distribuição S.A. approved the following:

1.               Revision of the Annual Budget for 2008.

2.               Authorization to sign an amendment to a contract with Consórcio Aliança.

Cemig General Secretariat – SG

9.                                       Summary of Minutes of the 72nd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 18, 2008

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 72nd meeting, held on July 18, 2008, the Board of Directors of Cemig Geração e Transmissão S.A. approved:

1. Revision of the Annual Budget for 2008.

10.                                 Summary of Minutes of the 60th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., December 19, 2007

Cemig Geração e Transmissão S.A.

CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 60th meeting of the Board of Directors

Date, time and place:	December 19, 2007, at 11.30 a.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Marcio Araújo de Lacerda;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                  The Board approved:

a)                     the Budget Review for the Irapé Hydroelectric project.

b)                    the Internal Regulations of the Board of Directors.

c)                     the minutes of this meeting.

II                              The Board authorized:

a)                        Signing of the Fourth Amendment to the Contract for Implementation of the Irapé hydroelectric complex with the Irapé Construction Consortium, through the companies that comprise it or their legal representative, in the form of the Constitution Contract of the said Consortium, with a view to payment of part of the amount claimed by it, for additional services and reimbursement of additional costs arising from the delay in obtaining of the licenses for operation of the Irapé hydroelectric complex, in the period of February through December 2005, so as to complete the said Implementation Contract; and also addition to the budget for payment of the social/environmental pending matters arising from the analysis, made by the environmental area of the company, of the regularizations of land sites and pending legal matters.

b)                       Continuation of the participation by Cemig GT in the operation of the Santo Antônio Hydroelectric Project within the technical, commercial and economic-financial premises that are in line with the guidelines of the Company, and decision the Board of Directors shall subsequently ratify the decision on the company’s continuation with that enterprise.

c)                        Specific application of Article 6 of CVM Instruction 358/2002 in the matter relating to the Santo Antônio hydroelectric complex, mentioned in sub-item “b” of this item, highlighting the obligatory nature of compliance with the Confidentiality and Exclusivity Agreement entered into by the company.

III          The Board of Directors delegated to the Executive Board, until February 29, 2008, competence to authorize, after hearing the position of the Energy Risks Management Committee (CGRE), signing of Contracts for Sale of Electricity which individually have

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131
Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024

amounts greater than or equal to five million Reais, and respective Amendments, this Board to be informed of any such instruments as are approved at the meeting following such approval.

IV                             Item withdrawn: The proposal relating to the Budget Proposal for 2008 was withdrawn from the agenda.

V                                 Votes against: The Board Members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa and Wilton de Medeiros Daher voted against the matter related to the signing of the Fourth Amendment to the Contract for Implementation of the Irapé Hydroelectric Plant, mentioned in sub-item “a” of items I and II, above.

The Board Member Wilton de Medeiros Daher voted against the matter relating to the Santo Antônio hydroelectric project mentioned in item II, sub-items “b” and “c”, above.

VI                             The following spoke on general matters and business of interest to the Company:

The Chairman
Board Members:	Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Djalma Bastos de Morais and Alexandre Heringer Lisboa.

Directors:	Luiz Fernando Rolla and José Carlos de Mattos.
Superintendent:	César Vaz de Melo Fernandes

The following were present:

Board Members:

Marcio Araujo de Lacerda, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, Wilton de Medeiros Daher and Lauro Sérgio Vasconcelos David.

CEO and Vice-Chairman:	Djalma Bastos de Morais.
Director and Board member:	Fernando Henrique Schuffner Neto.
Directors:	Luiz Fernando Rolla e José Carlos de Mattos.
Superintendent:	César Vaz de Melo Fernandes.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

11.                                 Summary of Minutes of the 63rd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., February 14, 2008

Cemig Geração e Transmissão S.A.

CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 63rd meeting of the Board of Directors

Date, time and place:	February 14, 2008, at 3.30 p.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Marcio Araújo de Lacerda;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                      The Board approved:

a)                        Revision of the Volta Grande Substation Project – acquisition of elevating transformers, and authorization of opening/continuation of tender proceedings and making of the purchases/contracting of the services.

b)                       The minutes of this meeting.

II                                  The Board authorized:

a)                        Signing of the Contract with Sá Carvalho S.A., with Cemig as consenting party, after approval by the Concession-Granting Power, for provision of services of the Operation Center of the Cemig GT System (COS), which shall establish the conditions, procedures, technical-operational and commercial responsibilities that will regulate the provision of the services, with a period of five years, coming into effect as from the date of its signature, after approval by the Concession-Granting Power, with effect backdated to August 22, 2006, the date of de-contracting of the Cemig COS by the National Electricity System Operator (ONS), thus remaining up to the termination of this period or up to the extinction of the transmission concession of Cemig GT or, further, upon application by either of the Parties.

b)                       Prior express consent of Cemig GT to the assignment and transfer by Duke Energy International – Geração Paranapanema S.A., in favor of its parent company, Duke Energy International, Brasil Ltda., of all the rights and obligations arising from the Term of Undertaking to Carry Out Feasibility Studies, dated June 29, 2007, in relation to generation projects of the Doce River Basin, and also signing of a Undertaking for Assignment and Transfer of Rights and Obligations of the said Commitment Undertaking, all the other clauses and conditions stated remaining in full force and effect.

c)                        Consent by Cemig GT, through signing of a Purchase and Sale Contract, for transfer of the totality of the shares owned by Cemig in Empresa Catarinense de Transmissão de Energia S.A. (CTE), Empresa Amazonense de Transmissão de Energia S.A. (EATE), Empresa Paraense de Transmissão de Energia S.A. (ETEP), Empresa Regional de Transmissão de Energia S.A. (ERTE) and Empresa Norte de Transmissão de Energia S.A. (ENTE), for the book value of

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131
Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024

these holdings expressed in October 2007, and also that Cemig GT shall substitute Cemig in all the documents and contracts signed by Cemig, at the time of acquisition of the shares of Schahin Holding S.A. and exclusively related to that transaction, such as Stockholders’ Agreements, Contract for Purchase and Sale of Shares and Other Matters, voting agreement with Brascan Brasil Ltda., Financing Contracts, and the respective terms of consent and submission to the electricity transmission public service concession contract and such future Amendments to the Concession Contracts as reflect solely this present stockholding alteration.

d)                       Signing of the Working Agreement for Subscription to the Integrated Prosaúde Program of Cemig (PSI), between Cemig, Cemig D, Cemig GT and Forluz, to regulate the offer of the health assistance plans to the participants of the sponsor, with period of validity of up to 60 months as from its being entered into, the budget amounts and the forms of monetary adjustment originally contracted remaining unchanged.

e)                        Signing of the Subleasing Agreement for an area of the Júlio Soares Building, in Belo Horizonte, Minas Gerais, between Cemig, Cemig D and Cemig GT and the company winning the tender auction held for contracting of services of provision of air tickets and related services, for the installation of a service office, with Forluz consenting, for a period of 12 months, able to be extended for up to 48 months, upon signature of amendments, with a maximum limit of 60 months.

f)                          Celebration of the Eleventh Amendment to Contracts 4570007924-530 and 4570008039-510, with Confederal Vigilância e Segurança Ltda., for extension, exceptionally, of the security guard services for the company’s facilities in Belo Horizonte and Contagem, for up to 12 months, with consequence adjustment of the total cost of the contract, to be shared as follows: 35% for Cemig GT and 65% for Cemig D.

III          The Board submitted to the auditors KPMG Auditores Independentes, for examination, the Technical Feasibility Study for Offsetting of Tax Credits.

IV                             The Board ratified:

a)                        Signing of the Third Amendment to Technical Cooperation Working Agreement No. 4570007808, with Empresa de Assistência Técnica e Extensão Rural do Estado de Minas Gerais (Emater/Minas Gerais), to adjust the amount of the annual allocation of financial resources, in the period of 2008 to 2010, for carrying out of work of technical assistance, rural extension and social wellbeing to those who are resettled at the Irapé hydroelectric plant.

b)                       Signing of the First Amendment to the Memorandum of Understanding with Furnas Centrais Elétricas S.A. (Furnas), Odebrecht Investimentos em Infra-Estrutura Ltda. (OII), Construtora Norberto Odebrecht S.A. (CNO), Andrade Gutierrez Participações S.A. (AGP) and Fundo de Investimentos em Participações da Amazônia Energia (FIP), to alter the period for AGP, Cemig GT and FIP to state any disagreement as to the bid offered in Aneel Auction 05/2007 relating to operation of the Santo Antônio hydroelectric complex and associated transmission system and the consequent transfer of their interest(s) in the registered capital of Madeira Energia S.A.; and also of the First Amendment to the Contract for Reimbursement and Sharing of Expenses, with Furnas, OII,

CNO, AGP and FIP, to change the period for analysis and possible contestation of the report specified in the said Contract.

c)                        Signing of the Working Agreements with the Municipal Councils for Children’s and Adolescents’ rights of the State of Minas Gerais, the State of São Paulo and the State of Goiás, in the municipalities where participating institutions in the AI6% – Creating Citizens 2007 Program were indicated, for the passthrough, to those Councils, of the donations to the Children’s and Adolescents’ Funds (FIA) by the employees of Cemig, Cemig D and Cemig GT, for a period of up to 11 months.

d)                       Signing of an Undertaking for Assignments of Rights and Obligations of Contract for Use of the Transmission System (CUST) No. 11/2001, between Companhia de Tecidos Norte de Minas–Coteminas and Coteminas S.A., with Cemig GT and Companhia Vale do Rio Doce as consenting parties, relating to the Porto Estrela hydroelectric project, for transfer from Coteminas to Coteminas S.A. of all the rights and obligations in the said Contract.

V           The following matters were withdrawn from the agenda:

a)                        Signing of the Technical-Scientific Cooperation Working Agreement with the Technology Strategy Management Center (CGET), for execution of the Cemig GT–Aneel Technological Research and Development Program, 2005/2006 Cycle; and

b)                       The Cemig GT–Aneel Technological Research and Development Program, 2005/2006 Cycle.

VI          Abstention: The Board Member Carlos Augusto Leite Brandão abstained from voting on the proposal relating to the Agreement for Subscription to the Cemig Integrated Prosaúde Program (PSI) mentioned in item II, sub-item “d”, above.

VII        Votes against: The Board Members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa and Wilton de Medeiros Daher voted against the proposals mentioned in item III, sub-items “a”, “b”, “c” and “d”, above.

VIII       The Chairman reported the resignation of the Substitute Board Member Eduardo Leite Hoffmann, as of January 31, 2008, in accordance with a letter in the company’s possession.

X           The following spoke on general matters and business of interest to the Company:

Board Members:	Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa eWilton de Medeiros Daher.
CEO and Vice-Chairman:	Djalma Bastos de Morais.
Superintendent:	Tarcísio Andrade Neves.
Consultants:	Representatives of Roland Berger Strategy Consultants.

The following were present:

Board Members:

Marcio Araujo de Lacerda, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, Wilton de Medeiros Daher, Fernando Henrique Schüffner Neto, Francisco de Assis Soares and Lauro Sérgio Vasconcelos David.

CEO and Vice-Chairman:	Djalma Bastos de Morais.
Audit Board:	Marcus Eolo de Lamounier Bicalho.
Superintendent:	Tarcísio Andrade Neves.
Consultants:	Representatives of Roland Berger Strategy Consultants
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

12.                                 Summary of Minutes of the 430th Meeting of the Board of Directors, Companhia Energética de Minas Gerais, April 24, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company- CNPJ 17.155.730/0001-64 - NIRE 31300040127

Summary of minutes of the 430th meeting of the Board of Directors

Date, time and place:	April 24, 2008, at 9.30 a.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Marcio Araújo de Lacerda;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I             The Chairman requested the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all replied in the negative.

II           The Board approved the minutes of this meeting.

III          The Board authorized the participation of Cemig GT, jointly with Furnas Centrais Elétricas S.A., Odebrecht Investimentos em Infra-Estrutura Ltda., Construtora Norberto Odebrecht S.A., Andrade Gutierrez Participações S.A. and Fundo de Investimento em Participações Amazônia Energia II, in the Special-purpose Company Jirau Participações S.A. (JPSA), upon subscription of shares, in accordance with its percentage participation in the total capital, in the amount of approximately five hundred million Reais.

IV          Abstention and vote against: The matter relating to the participation of Cemig GT in Jirau Participações S.A., mentioned in Item III above was approved with the abstention of the Board Member Carlos Augusto Leite Brandão and the Board Member Wilton de Medeiros Daher voting against.

V           The following spoke on general matters and business of interest to the Company:

Board Members:

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Djalma Bastos de Morais, Aécio Ferreira da Cunha and Wilton de Medeiros Daher.

Director:	José Carlos de Mattos.

The following were present:

Board Members:

Marcio Araujo de Lacerda, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Guilherme Horta Gonçalves Júnior, Francisco de Assis Soares and Lauro Sérgio Vasconcelos David.

CEO and Vice-chairman:	Djalma Bastos de Morais.
Directors and Board members:	Fernando Henrique Schüffner Neto, Marco Antonio Rodrigues da Cunha.
Director:	José Carlos de Mattos.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena, 1200 - Santo Agostinho - CEP 30190-131-Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025-Tel.: (0XX31)3506-5024

13.                                 Summary of Minutes of the 68th Meeting of the Board of Directors, Cemig Distribuição S.A., April 24, 2008

CEMIG DISTRIBUIÇÃO S.A.

Listed company – CNPJ 06.981.180/0001-16 – NIRE 31300020568

Summary of minutes of the 68th meeting of the Board of Directors

Date, time and place:	April 24, 2008, at 11.30 a.m. at the company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Marcio Araújo de Lacerda;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I             The Chairman requested the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all replied in the negative.

II           The Board approved the minutes of this meeting.

III          The Board delegated to the Executive Board, until December 31, 2008, competence to authorize, after hearing the position of the Energy Risks Management Committee, signing of Contracts for Supply of Electricity and Reserve of Demand, Use of the Distribution System, Connection to the Distribution System, Use of the Transmission System with the National System Operator (ONS), or Sharing of Distribution Infrastructure, and Agreements made with clients for execution of works on the electricity distribution system, including when entered into between Cemig D and any of its stockholders or companies which are their controlling stockholders, subsidiaries or under common control, such as individually have amounts greater than or equal to five million Reais, and any respective Amendments and Terms of Rescission.

IV          The item relating to the Light for Everyone (Luz para Todos) program was withdrawn from the agenda.

V           The following spoke on general matters and business of interest to the Company:

The Chairman
Board Members:

Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Djalma Bastos de Morais, Wilton de Medeiros Daher and Aécio Ferreira da Cunha.

Director:	José Maria de Macedo.
Superintendents:	Ricardo José Charbel and Manoel Bernardino Soares.
The following were present:
Board Members:

Marcio Araujo de Lacerda, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Guilherme Horta Gonçalves Júnior, Francisco de Assis Soares and Lauro Sérgio Vasconcelos David.

CEO and Vice-chairman:	Djalma Bastos de Morais.
Directors and Board members:	Fernando Henrique Schuffner Neto and Marco Antonio Rodrigues da Cunha.
Director:	José Maria de Macedo.
Superintendents:	Eduardo Luiz de Oliveira Ferreira, Ricardo José Charbel, Manoel Bernardino Soares.
Representative of PriceWaterhouseCoopers:	Manoel Araújo.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131 - Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 - Tel.: (0XX31)3506-5024

14.                                 Summary of Minutes of the 431st Meeting of the Board of Directors, Companhia Energética de Minas Gerais, May 8, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company – CNPJ 17.155.730/0001-64 – NIRE 31300040127

Summary of minutes of the 431st meeting of the Board of Directors

Date, time and place:	May 8, 2008, at 9 a.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Djalma Bastos de Morais;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I -          The Chairman requested the Board members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all replied in the negative.

II -         The Board approved the minutes of this meeting.

III -        The Board authorized:

a)                                that the representative of Cemig in the Extraordinary General Meeting of Stockholders of Empresa Amazonense de Transmissão de Energia S.A. – EATE, to be held on May 8, 2008, should vote in favor of the approval of the participation of EATE in the consortium to be formed with Cemig GT and Eletronorte, to compete in Lot D of Aneel Auction 004/2008, in which EATE would participate with at least 51%, and Cemig GT, jointly with Eletronorte, with up to 49%; and,

b)                               that the representative of Cemig at the Extraordinary General Meeting of Stockholders of Empresa Catarinense de Transmissão de Energia S.A. – ECTE, to be held on May 8, 2008, should vote in favor of approval of the participation of ECTE in consortia to be formed with Cemig GT to compete in Lots E, F, G, H, I, J and K of Aneel Auction 004/2008; and also in a consortium to be formed with Cemig GT and the BMG Group to compete in Lot L; ECTE to participate with at least 51%, and Cemig GT, jointly with the BMG Group, as the case maybe, with at least 49%.

IV -       The Board Member Wilton de Medeiros Daher voted against the matters relating to the participation of Cemig GT in projects as minority stockholder, mentioned in item III, above.

V -         The following spoke on general matters and business of interest to the Company:

The Chairman
Board Members:	André Araújo Filho, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima and Wilton de Medeiros Daher.
The following were present:
Board Members:

Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher and Paulo Sérgio Machado Ribeiro.

Director and Board member:	Fernando Henrique Schüffner Neto.
CEO and Vice-Chairman:	Djalma Bastos de Morais.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av.Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, MG, Brazil. Tel.: +55-31 3506-5024. Fax: +55-31 3506-5025

15.                                 Summary of Minutes of the 432nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais, May 13, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company – CNPJ 17.155.730/0001-64 – NIRE 31300040127

Summary of minutes of the 432nd meeting of the Board of Directors

Date, time and place:	May 13, 2008, at 9.30 a.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Marcio Araújo de Lacerda;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I -          The Chairman requested the Board members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all replied in the negative.

II -         The Board approved:

a)                             The proposal by Board Member Marcio Araújo de Lacerda, to restructure the Committees of the Board of Directors to be formed as follows:

Board of Directors Support Committee:

Fernando Henrique Schüffner Neto (Coordinator), Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Leandro Silva, Paulo Sérgio Machado Ribeiro, Lauro Sérgio Vasconcelos David, Marco Antonio Rodrigues da Cunha, João Camilo Penna and Guy Maria Villela Paschoal.

Governance Committee:	Marcio Araújo de Lacerda (Coordinator), Britaldo Pedrosa Soares, Djalma Bastos de Morais and Wilton de Medeiros Daher.

Human Resources Committee:	João Camilo Penna (Coordinator), Alexandre Heringer Lisboa, Evandro Veiga Negrão de Lima and Lauro Sérgio Vasconcelos David.

Strategy Committee:

José Castelo Branco da Cruz (Coordinator), Aécio Ferreira da Cunha, Evandro Veiga Negrão de Lima, Paulo Sérgio Machado Ribeiro, Jeffery Atwood Safford, Lauro Sérgio Vasconcelos David and Marco Antonio Rodrigues da Cunha.

Financial Committee:	Jeffery Atwood Safford (Coordinator), Alexandre Heringer Lisboa, Andréa Leandro Silva, Fernando Henrique Schüffner Neto and Lauro Sérgio Vasconcelos David.

Audit and Risks Committee	Evandro Veiga Negrão de Lima (Coordinator), Francelino Pereira dos Santos, Airton Ribeiro de Matos and Lauro Sérgio Vasconcelos David.

b)                            The Rules for Qualification of Banking Institutions, for the purpose of provision of banking services to Cemig and its wholly-owned and jointly-controlled subsidiaries, defining the criteria, price and conditions for said qualifications; and also authorized the opening of administrative qualification proceedings and the signing of the respective contracts with those institutions that are qualified, for a period of sixty months.

c)                             Opening of Administrative Tender Proceedings, and also contracting of services, for centralization of the companies’ cash position with assignment of physical space in its facilities for the opening of Bank Branch Offices (PABs), for a period of sixty months.

d)                            The minutes of this meeting.

Av.Barbacena 1200,   Santo Agostinho,   30190-131 Belo Horizonte, MG, Brazil.   Tel.: +55-31 3506-5024. Fax: +55-31 3506-5025

III -        The Board authorized:

a)                             Concession of a corporate guarantee, in the form of a guarantee made by Cemig, for lending transactions in the agro-industrial credit mode, the funds to be used in the purchase of energy for resale to rural consumers, or in the payment of debts contracted with Banco do Nordeste do Brasil S.A. and Banco do Brasil S.A.;

b)                            Opening of Administrative Tender Proceedings, and also contracting of third party liability insurance for members of the Board of Directors and the Audit Board, members of the Executive Board, and employees who legally act by delegation of the Managers (D&O), for coverage of court expenses and costs, fees of counsel and indemnities rising from legal and administrative proceedings, whether on plaintiff or defendant side, during or after their respective periods of office, arising from facts or events related to the exercise of their own functions such as do not violate provisions of law or of the bylaws, for a period of twelve months, extendible for up to forty-eight months, with a maximum limit of sixty months, canceling CRCA-057/2005.

c)                             Signing of an Association Contract with Neoenergia S.A., with validity up to December 31, 2008 or until its objectives are achieved by implementation of all the measures and actions specified in it, whichever is the earlier, with a view to establishing:

commitment of the Parties to present, jointly, a binding proposal in the process of disposal of a company controlling companies located in Chile;

commitment of the Parties to constitute a Special-purpose Company, if necessary as a result of the structure of the acquisition, jointly with Neoenergia S.A.;

the relationship between the partners of the SPC in carrying out of the business of the company to be acquired, if the binding proposal presented by the parties in the proceedings is the winning bid;

obligation for exclusivity for a period of two years following the termination of the period of validity of the Contract, during which neither Party or any of its affiliates shall negotiate, contract or present any bid, offer or proposal whatsoever, in relation to acquisition in whole or in part of the shares of the company to be acquired; and

obligation for confidentiality for a period of two years following the termination of the validity of the Contract;

d)                            Constitution jointly with Neoenergia S.A. of a Special-purpose Company, for the purposes of the acquisition mentioned in sub-item “c” of this item, in which Cemig will have 49%, if the SPC is constituted in Brazil, or 50%, if the SPC is constituted in Chile.

e)                             Signing of the Stockholders’ Agreement between Cemig and Neoenergia S.A., the purpose of which is to regulate the relationships, as stockholders, in relation to: the exercise of the right to vote in the SPC mentioned in sub-item “d” of this item III; negotiation, by the Parties, of shares, subscription rights or securities convertible into shares; and the election of managers; and,

f)                               Allocation of a budget supplement for realization of all expenses on consultants for the carrying out of due diligence and on the team of Cemig that will accompany the project mentioned in sub-item “c” of this item III.

IV -       The Board cancelled the assignment of the employee Luiz Afonso Vaz de Oliveira to the Minas Gerais State Agriculture, Cattle Raising and Supply Department (SEAPA), for a period of one year extendible for the same period.

V -         The Board ratified:

a)                             Appointment of members of the Executive Board of Cemig for the concomitant non-remunerated exercise of functions on the Executive Board and Board of Directors of the following companies, for periods of office of three years, to begin in 2008, ending in 2011: Cemig Trading S.A., Central Hidrelétrica Pai Joaquim S.A., Central Termelétrica de Cogeração S.A., Efficientia S.A. and Empresa de Infovias S.A.;

b)                            Appointment of members of the Executive Board of Cemig to concomitant and non-remunerated exercise of functions on the Board of Directors of Rio Minas Energia S.A. – RME, Light S.A. and Light Serviços de Eletricidade S.A., with period of office up to the Ordinary General Meeting of Stockholders of 2010;

c)                             Affirmative vote by the representatives of Cemig in the Extraordinary General Meeting of Stockholders of Transchile Charrúa Transmisión S.A. in relation to the increase of capital of the same amount, equivalent in Chilean pesos, to US$5,440,000.00, upon issuance of new shares, the value for Cemig being US$2,665,600.00; approval of the price of placement of the shares to be issued at the time of the increase of capital; the respective changes to the bylaws; the statement on the rights and option for subscription of new shares; and delegation of powers to the board (Directorio) for issuance and placement of the new shares.

d)                            The votes in favor by the members of the Board of Directors of Gasmig, appointed by the stockholder Cemig, who participated in the Prior Meeting to the 83rd meeting of that Board and of the representative of the company in the Extraordinary General Meeting of Stockholders of Gasmig held on April 29, 2008, as to the proposal for increase of the registered capital of Gasmig to four hundred and seventy-four million, four hundred and ninety-seven thousand two hundred and six Reais and forty centavos, through issuance of one hundred and ninety-two million eight hundred and five thousand, eight hundred and ninety-three new shares, with issue price of R$ 1.6588725703 each.

e)                             The votes, at the Extraordinary General Meeting of Stockholders of Empresa de Infovias S.A. held on December 26, 2007 and January 14, 2008, cast in favor of:

1)                            Alteration of Clauses 25 and 26 and inclusion of four new Clauses 27, 28, 29 and 30 of the Bylaws, on the Business year, Financial Statements and Dividends, in accordance with the drafting below, to enable the raising of intermediate financial statements; to provide for the declaration of intermediate dividends in the form of Interest on Equity; to change the form of allocation of the net profits; to establish the order of distribution and form of payment of the dividends; and to ensure the participation of the employees in the company’s profits and economic results;

2)                            Re-numbering of the former Clauses 27, 28 and 29 of the Bylaws in effect, to 31, 32 and 33, respectively;

3)                            Reduction of the capital of Empresa de Infovias S.A., upon absorption of the balances of the accumulated losses recorded in the accounting statements for the year ended December 31, 2006 in the amount of eighty million nine hundred and thirty-nine thousand nine hundred and eighty-nine Reais and four centavos, without any alternation of the number of shares issued by the company; and alteration of the drafting of Clause 5 of the Bylaws to reflect the new registered capital of the company that will now be three hundred million, eighty-three thousand three hundred ninety-five Reais and ninety-six centavos; and,

4)                            Reduction of the company’s registered capital as proposed by the stockholder Cemig, because of its being excessive, without any alteration of the number of shares issued by the company, to two hundred and twenty-five million eighty-one thousand eight hundred and sixty-five Reais and seventy-one centavos, consequently changing the drafting of Clause 5 of the Bylaws.

VI -       The Board re-ratified CRCA-053/2007, changing the condition mentioned in sub-item “c”, to make possible payment in kind, to Forluz, of the real estate property situated at Av. Barbacena, 1219, in Belo Horizonte-MG.

VII -      The Board Member Wilton de Medeiros Daher voted against the proposal on the initial measures to enable the proposal for acquisition of a Company, mentioned in item III, sub-items “c”, “d”, “e” and “f”, above.

VIII-      The Chairman called the Board Members to a meeting to be held on May 15, 2008 at 9.30 am.

IX -       The following spoke on general matters and business of interest to the Company:

The Chairman
CEO and Vice-Chairman:	Djalma Bastos de Morais
Board Members:	André Araújo Filho, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, José Castelo Branco da Cruz, Roberto Pinto Ferreira Mameri Abdenur, Wilton de Medeiros Daher e João Camilo Penna;
Directors:	José Carlos de Mattos and Luiz Fernando Rolla
Superintendents:	Luiz Felipe da Silva Veloso

The following were present:
Board Members:

Marcio Araujo de Lacerda, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, André Araújo Filho, Antônio Adriano Silva, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, José Castelo Branco da Cruz, Maria Estela Kubitschek Lopes, Roberto Pinto Ferreira Mameri Abdenur, Wilton de Medeiros Daher, Paulo Sérgio Machado Ribeiro, Franklin Moreira Gonçalves, Guy Maria Villela Paschoal, Jeffery Atwood Safford, Lauro Sérgio Vasconcelos David and Maria Amália Delfim de Melo Coutrim

CEO and Vice-Chairman:	Djalma Bastos de Morais
Directors:	José Carlos de Mattos and Luiz Fernando Rolla
Director and Board Member:	Fernando Henrique Schüffner Neto
Superintendent:	Luiz Felipe da Silva Veloso; and
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

16.                                 Summary of Minutes of the 433rd Meeting of the Board of Directors, Companhia Energética de Minas Gerais, May 15, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company – CNPJ 17.155.730/0001-64 – NIRE 31300040127

Summary of minutes of the 433rd meeting of the Board of Directors

Date, time and place:	May 15, 2008, at 9.30 a.m. at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Djalma Bastos de Morais; Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I -          The Chairman requested the Board members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all replied in the negative.

II -         The Board approved the minutes of this meeting.

III -        The Board authorized the signing of the Commitment Undertaking with the federal government, through the Mining and Energy Ministry as intermediary, and the State of Minas Gerais, with Cemig, Aneel and Eletrobrás as consenting parties, and period of validity up to April 30, 2009, for the establishment of the premises for the implantation of the National Program for Universalization of Access and Use of Electricity – Luz para Todos (“Light for Everyone”) in the area of concession or operation of Cemig D in the state of Minas Gerais, providing access to electricity to fifty-five thousand new consumers in the rural area.

IV -       Board Member Wilton de Medeiros Daher abstained from voting on the matter mentioned in item III, above.

V -         The following spoke on general matters and business of interest to the Company:

CEO and Vice-Chairman:	Djalma Bastos de Morais
Board Members:	Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima and José Castelo Branco da Cruz

The following were present:
Board Members:

Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Antônio Adriano Silva, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, José Castelo Branco da Cruz, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher and Paulo Sérgio Machado Ribeiro

CEO and Vice-Chairman:	Djalma Bastos de Morais, and
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av.Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, MG, Brazil. Tel.: +55-31 3506-5024. Fax: +55-31 3506-5025